File No. 82-188
March 28, 2007

Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

Kirin and Mercian announce details of strategic alliance – Comprehensive initiatives to form Japan's strongest comprehensive alcoholic beverages group

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By [signature]
Name: Makoto Ando
Title: IR Manager,
Corporate Communications & IR Group

March 27, 2007

Kirin Brewery Company Limited

Mercian Corporation

Kirin and Mercian announce details of strategic alliance

Comprehensive initiatives to form Japan's strongest comprehensive alcoholic beverages group

Kirin Brewery Company Limited ("Kirin") and Mercian Corporation ("Mercian") today announced details of their business alliance, with a range of initiatives aimed at leveraging the strengths of each company in the alcohol beverages business. The companies will begin implementing their alliance strategy in the lead-up to Kirin's scheduled shift on July 1, 2007 to 'group management' under a pure holding company structure, Kirin Holdings Company, Limited.

From July 1, responsibilities for different categories of alcohol beverages will be transferred between the two companies, and allied activities will commence in the areas of production, logistics and R&D. Prior to the transfers, the companies will undertake a range of initiatives to support the formation of Japan's strongest comprehensive alcohol beverages group, including personnel exchanges and the use of Kirin Communication Stage, Kirin's wholly owned merchandizing company. By pursuing a broad range of synergies across the companies' business divisions, the companies intend to deliver further added value to customers.

Kirin and Mercian formed a business alliance agreement on November 16, 2006, and since Kirin's acquisition on December 18, 2006 of 50.12% of Mercian's shares the companies have been developing specific operating plans for the alliance.

The alcohol beverage category business transfers to be implemented on July 1, 2007 are as follows:

1. Kirin's wine-related operations will be transferred to Mercian
2. Mercian's shochu, RTDs, spirits & liqueurs and sake operations will be transferred to Kirin

These transfers will enable Kirin to significantly expand its RTD and shochu operations as well as to reinforce its market position with a stronger portfolio of brands in other categories. Mercian, meanwhile, will be able to develop its market presence as Japan's one and only comprehensive wine company. Kirin will streamline certain overlapping existing product lines following receipt of Mercian's operations. In shochu, activities will be focused on *Hakusui* as a flagship product and also on *Pure Blue*, aiming to clearly differentiate the markets for each. In RTDs, Kirin will consolidate its clear No.1 position in the market by revitalizing Mercian's highly fruity *Hon-Shibori CHU-HI* and *Gyugyutto Shibotta* brands in combination with Kirin's *Hyoketsu* series.

Kirin's imported liqueur business will be boosted by the introduction of established brands from De

Kuyper, the world second-largest liqueur company.

In sales and marketing, Kirin Communication Stage will from April 1, 2007 begin merchandizing activities for Mercian's wine brands in the Tokyo metropolitan area, seeking synergies and higher sales volumes by applying Kirin's added-value marketing activities to Mercian's product lines. This will subsequently be expanded to other regions, and on-premise sales collaboration by the two companies will also commence from July 1, 2007.

In manufacturing, the companies will pursue efficiency gains by maximizing the shared utilization of existing facilities, while integrating R&D functions for RTDs, shochu and other categories into Kirin's Research Laboratories for Brewing effective as April 1, 2007.

In distribution, Mercian's RTD product line will be integrated into Kirin's logistics platform, while wines and spirits, liqueurs, shochu, Chinese liquor and sake will be distributed through Mercian's network.

Personnel exchanges will be actively implemented at the headquarters level in the areas of marketing, R&D and sales planning from April 2007, and from July will be extended to sales branches nationwide.

Kirin and Mercian will be reviewing their business forecasts and medium-term business plans in light of the business alliance initiatives announced today, and through optimizing group synergies and developing the potential inherent in the parties to the alliance, will support the pursuit of a quantum leap in growth. Under the slogan, "Tastes that make you smile," Kirin Group will continue to stay closely in touch with consumers, sharing with them the happiness of food and health.

END